Exhibit 4.3
Description of the Registrant’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934

Trinity Industries, Inc. has registered its common stock, par value $0.01 per share, under Section 12 of the Securities Exchange Act of 1934. In this discussion, the terms “Trinity,” “we,” “us” and “our” refer only to Trinity Industries, Inc. and not to any of its subsidiaries.

Description of Capital Stock

Our authorized capital stock consists of (i) 400,000,000 shares of common stock, par value $0.01 per share, of which 110,972,157 were issued and outstanding as of February 12, 2021, and (ii) 1,500,000 shares of preferred stock, no par value per share, none of which were issued and outstanding as of February 12, 2021, and 1,000,000 of which have been designated but not issued as Series A Junior Participating Preferred Stock as of February 12, 2021.

For a more detailed description of the common stock, you should refer to the provisions of our Certificate of Incorporation, as amended, our Bylaws, as amended (the “Bylaws”), and the specimen common stock certificate, each of which is incorporated by reference as an exhibit to this Form 10-K, as well as the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Common Stock

Voting Rights

Subject to any special voting rights of any preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including election of our board of directors. Except as otherwise provided by law, at elections of directors at an annual or special meeting of stockholders at which a quorum is present, a director shall be elected by the vote of the majority of the votes cast with respect to that director’s election; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director shall be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law or the certificate of incorporation, any other action at an annual or special meeting of stockholders at which a quorum is present shall be authorized by a majority of the shares present in person or represented by proxy at the meeting and entitled to vote thereon. No share of common stock affords any cumulative voting or preemptive rights.

Dividend Rights

Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors, after payment of any dividends on any outstanding preferred stock and subject to limitations for dividends contained in certain of Trinity’s outstanding debt instruments.

Liquidation, Redemption, and Conversion Rights

Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All issued and outstanding shares of common stock are fully paid and non-assessable and are not subject to redemption or conversion and have no conversion rights.

The transfer agent for our common stock is American Stock Transfer & Trust Company in Brooklyn, New York.

Preferred Stock

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our common stock, adopt resolutions to issue preferred stock in one or more series and establish or change the rights of the holders of any series of preferred stock.

The rights of any series of preferred stock may include:

•voting rights;
•liquidation preferences;
•dividend rights;
•redemption rights;
•conversion or exchange rights; and
•sinking funds.

The issuance of such preferred stock could, among other things:

•adversely affect the voting, dividend, and liquidation rights with respect to the common stock;
•discourage an unsolicited proposal to acquire us; or
•facilitate a particular business combination involving us.

Any of these actions, plus those which follow in the remainder of this “Description of Capital Stock” section, could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Certain Anti-Takeover Provisions

Our Bylaws provide that:

•vacancies in our board of directors are filled by the vote of a majority of the directors then in office;
•special meetings of our stockholders may only be called by our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of our board of directors;
•advance notice of stockholder nominations for the elections of directors, or for stockholders to bring other business before annual meetings of our stockholders, must be given in the manner provided by the Bylaws; and
•although stockholders entitled to vote may not call a special meeting, stockholders may take action by written consent if such stockholders provide us the information required by the Bylaws.

Delaware Anti-Takeover Law

Section 203 of the DGCL prohibits certain business combination transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•the board of directors approves, prior to that date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of the shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-

thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

The noted merger moratorium statute and the noted required supermajority stockholder vote and the other matters described above may make it more difficult to change the composition of our board of directors and may discourage or make difficult any attempt by a person or group to obtain control of Trinity.